
Mail Stop 3030

October 27, 2016

Adam Gridley
Chief Executive Officer
Histogenics Corporation
830 Winter Street, 3rd Floor
Waltham, Massachusetts 02451

>   **Re: Histogenics Corporation**
>   **Revised Preliminary Proxy Statement on Schedule 14A**
>   **Filed October 27, 2016**
>   **File No. 001-36751**

Dear Mr. Gridley:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Tim Buchmiller for
>
>   Amanda Ravitz
>   Assistant Director
>   Office of Electronics and Machinery

cc: Marc. F. Dupre, Esq.
       Gunderson Dettmer